February 18, 2021

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Susan Block, Esq.

Re:	AmeriHome, Inc.
Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-249235)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), AmeriHome, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-249235), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), effective as of the date hereof or as soon as practicable thereafter. The Registration Statement was initially publicly filed with the Commission on October 1, 2020.

The Company has determined not to proceed with the initial public offering contemplated by the Registration Statement at this time. The Registration Statement has not been declared effective by the Commission, and the Company hereby confirms that no securities were issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

Pursuant to Rule 477(b), the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please do not hesitate to contact Sam Gandhi or Robert Ryan of Sidley Austin llp, counsel to the Company, at (212) 839-5684 or (212) 839-5931, respectively, with any questions with regard to this matter.

Very truly yours,

/s/ James S. Furash

James S. Furash
Chief Executive Officer
AmeriHome, Inc.